Financial Statements

LPBP Inc.

October 31, 2006

Auditors’ Report

To the Shareholders of LPBP Inc.

We have audited the statements of financial position of LPBP Inc. (the “Company”) as of October 31, 2006 and 2005, and the statements of income, retained earnings and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
February 14, 2007

Chartered Accountants

STATEMENTS OF FINANCIAL POSITION

As at October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005
Assets
Cash	$14,029	$614
Prepaid expenses	65	65
Investment in MDS Laboratory Services LP [notes 1, 4 and 11]	60,230	57,348
Future tax assets [note 6]	69,907	95,294
Total assets	$144,231	$153,321

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 10]	$101	$101
Taxes payable	247	200
Unrealized tax loss benefit [note 6]	62,404	85,067
	62,752	85,368
Shareholders’ equity
Common Shares - Class A [note 7]	2,319	2,319
Common Shares - Class B [note 7]	34,677	34,677
Retained Earnings	44,483	30,957
	81,479	67,953
Total liabilities and shareholders’ equity	$144,231	$153,321
See accompanying notes

On behalf of the Board of Directors:

EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

STATEMENTS OF INCOME

Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005	2004
Equity in earnings of investee [note 8]	$71,412	$49,457	$47,309
General and administration [note 10]	(1,040)	(842)	(373)
Writedown of Hemosol LP investment [note 3]	-	(5,322)	-

Income before income taxes and interest expense	70,372	43,293	46,936

Interest expense [notes 1 and 5]	-	(264)	(439)
Income before income taxes	70,372	43,029	46,497

Income taxes - current [note 6]	(7)	(13)	(9,625)
- future [note 6]	(2,588)	(1,861)	(790)
Net income	$67,777	$41,155	$36,082
Earnings per share basic and diluted [note 9]	$-	$-	$-
See accompanying notes

STATEMENTS OF RETAINED EARNINGS
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)			2006	2005	2004
Retained earnings, beginning of period			$30,957	$19,392	$-

Net income			67,777	41,155	36,082

Earnings distributions	-	Prior to May 1, 2004 [note 8]	-	-	(16,690)
	-	Subsequent to May 1, 2004	(54,251)	(29,590)	-
Retained earnings, end of period			$44,483	$30,957	$19,392

See accompanying notes

STATEMENTS OF CASH FLOWS
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2006	2005	2004
Operating activities
Net income	$67,777	$41,155	$36,082
Add (deduct) non-cash items:	-
Writedown of Hemosol LP investment [note 3]	-	5,322	-
Amortization of unrealized tax loss benefit	(22,663)	(15,484)	(6,571)
Future income tax expense	25,387	17,345	7,361
Notional tax provision [note 6]	-	-	9,525
Interest accrued on loans from affiliated parties	-	264	439
Equity earnings	(71,412)	(49,457)	(47,309)
	(911)	(855)	(473)
Changes in non-cash working capital balances relating to operations:
Prepaid Expenses	-	(65)	-
Current liabilities	47	(51)	352
	(864)	(971)	(121)

Investing activities
Distributions received from Labs LP	68,530	48,000	-
Increase (decrease) in note payable [note 5]	-	(314)	300
Increase (decrease) in loan from MDS Laboratory Services LP [note 1]	-	(16,690)	16,000
Acquisition of tax losses [note 1]	-	-	(16,000)
	68,530	30,996	300

Financing activities
Payment of cash dividends	(54,251)	(29,590)	-
Increase in cash position during the period	13,415	435	179

Cash position, beginning of period	614	179	-
Cash position, end of period	$14,029	$614	$179
See accompanying notes

Cash income taxes paid	$-	$192	$-

Cash interest paid	$-	$704	$-

NOTES TO FINANCIAL STATEMENTS
[All amounts in thousands of Canadian dollars, except where noted]

1.	Basis of Presentation

a)
Effective May 1, 2004, LPBP Inc. (“LPBP” or “the Company” and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. (“MDS”) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of MDS pursuant to a plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario). After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

As a result of the reorganization, the Company no longer operates an active business. Instead, the Company holds an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, is not active in the management of either partnership.

The Company’s revenue and cash flow are dependent upon the revenue and cash flow generated from its holdings in these partnerships. The Company is entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. As general partners of Labs LP and Hemosol LP, MDS Laboratory Services Inc. and Hemosol Corp, respectively, determine when distributions of income are made by the partnerships. Labs LP was restricted from making distributions to the partners thereof prior to November 1, 2004. The Company is required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

As a result of the Arrangement, the Company is expected to be able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP. The tax carryovers accumulated through the previously owned Blood Products Business have an undiscounted total value of $70 million, as at October 31, 2006 (2005 - $95 million).

The Company has determined that as a result of the previously described transactions, there is a continuity of interest with respect to the Company’s equity interest in Labs LP. For purposes of presentation in the accompanying financial statements, the equity accounted results of Labs LP prior to the acquisition of the partnership share by the Company on May 1, 2004, are included for comparison purposes only. As Labs LP was an integrated part of the Health segment of MDS, an allocation of indirect expenses was required to arrive at the equity earnings during the prior periods. For comparison purposes only, the equity earnings have been disclosed in the Statements of Income and have been offset, in the Statements of Retained Earnings, by distributions to MDS Inc. as the primary beneficiary of these earnings prior to May 1, 2004. This information is included in the financial statements of LPBP to assist users in assessing the Company’s interest in Labs LP as a continuing interest entity, although the Company did not actually realize any equity income prior to May 1, 2004, the effective date of the transaction. Under the continuity of interests method, the financial position and results of operations and cash flows of the previously owned Blood Products Business have not been included for the period prior to May 1, 2004. Notional income taxes have been calculated at statutory rates for the period prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings.

The tax carryovers were originally recorded at an estimated value of $120 million and a corresponding unrealized tax loss benefit of $107 million was recorded in accordance with Emerging Issues Committee (“EIC”) 110 “Accounting for Acquired Future Tax Benefits in Certain Purchase Transactions that are not Business Combinations”. The future tax assets and the unrealized tax loss benefit are being amortized over the period in which LPBP expects to benefit from these tax carryovers.

b)
During fiscal 2006, the Company has adopted an unclassified balance sheet as at October 31, 2006 and 2005 whereby assets and liabilities are not distinguished between current and non-current. The Company believes that an unclassified balance sheet better reflects the nature of the Company’s operations as disclosed in note 1(a) and the uncertainty with respect to the subsequent events described in Note 11.

2.	Summary of Significant Accounting Policies

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant accounting policies are as follows:

Investments
The Company regularly reviews its investments for impairment, and records an impairment charge if it has been determined that there has been a loss in value of the investment that is other than temporary.

Income taxes
The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Recently enacted changes in accounting standards
The CICA issued three new Handbook sections. These new standards have been created to harmonize Canadian GAAP with U.S. GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)   CICA Handbook Section 1530, “Comprehensive Income” establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)  CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” describes the standards for recognizing, measuring and presenting financial assets, financial liabilities and non-financial derivatives.

(iii)  CICA Handbook Section 3865, “Hedges” provides guidance on when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards in its financial position and results of operations.

3.	Investment in Hemosol LP

As described in note 1, ‘Basis of Presentation’, LPBP holds an approximate 7% interest in Hemosol LP. In 2005, the Company determined the value of this investment was impaired and, therefore, the carrying value of the investment in Hemosol LP was written down to its estimated fair value of nil. In 2006, Hemosol Corp. announced that it was insolvent and, as a result, Hemosol Corp. and Hemosol LP filed Notices of Intention to Make a Proposal to their creditors under the Bankruptcy and Insolvency Act (Canada). The Blood Products Business has ceased operations.

4.	Investment in MDS Laboratory Services LP

The equity earnings reported by LPBP for the year ended October 31, 2006 consists of LPBP’s 99.99% interest in the income generated by Labs LP during the year and reflects the assumption of a continuity of interest in Labs LP’s business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as a distribution from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

During the year, Labs LP has made distributions to the Company aggregating $68.5 million
(2005 - $48 million). The funds from the distributions were used to fund the payment of dividends on the Class A common shares and the Class B Non-Voting shares as well as the operating expenses of the Company.

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-Voting shares in advance of dividends on the Class A common shares, as long as the aggregate amount per share of all dividends declared and paid on the Class A common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-Voting Shares relating to such fiscal year. In fiscal year ended October 31, 2006, the Company declared and paid a dividend of $251 on the Class A common shares.

The Company continues to receive distributions at the end of each month from Labs LP and will pay out dividends to the Class B Non-Voting shares at the beginning of the following month, after retaining enough funds for working capital purposes and future Class A common share dividends.

Since November 1, 2006, the Company has paid dividends totaling $18,475 on Class B shares. The amount of future dividends is dependent on the income of Labs LP and cannot be estimated at this time.

5.	Note Payable

In 2005, the Company increased the amount borrowed from MDS by $50 to $350 to cover general operating expenses. This amended note payable had the same terms as the original, including an interest rate of prime plus 2%. The note was repaid in full once distributions were received from Labs LP.

6.	Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp. LPBP has accounted for this transaction in accordance with EIC 110. Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established. The future tax asset is recognized based on the effective tax rate existing during the period. The unrealized tax loss benefit is amortized based on the ratio of income tax expense in proportion to the net reduction in the future tax asset arising from the transaction.

Notional income taxes have been calculated at statutory rates for the period prior to May 1, 2004. These are the income taxes that would have been payable by MDS as beneficiary of the Labs LP earnings. These estimated income taxes have been classified as current tax expense.

a)	Provision

The Company's effective tax rate has the following components:

	2006	2005	2004
	%	%	%
Combined Canadian federal and provincial tax rate	36.1	36.1	36.2
Increase (decrease) in tax rate as a result of:
Amortization of unrealized tax loss benefit	(32.1)	(36.0)	(14.1)
Writedown of Hemosol LP investment	-	4.5	-
Equity earnings	(0.2)	(0.3)	-
Federal capital taxes and other	(0.1)	0.1	0.3
Effective income tax rate	3.7	4.4	22.4

b)	Future tax assets

Future tax assets consist of the following temporary differences:

	2006	2005
Future tax assets
Tax benefit of loss carryforwards	$65,433	$90,820
Investment tax credits, net of tax	7,590	7,590
Future tax assets before valuation allowance	73,023	98,410
Valuation allowance	(3116)	(3,116)
Future tax assets	$69,907	$95,294

a)	Tax carryovers

At October 31, 2006, the Company has accumulated tax losses for federal and provincial purposes, and investment tax credits relating to research and development. The losses and tax credits can be utilized to reduce Canadian income taxes in future years. Tax losses that relate to eligible research and development carry forward indefinitely. Tax losses and tax credits expire as follows:

	Federal Losses	Provincial Losses	Investment Tax Credits
2010	$-	$-	$2,116
2011	-	-	4,053
2012	-	-	7,580
2013	-	-	4,400
2014	-	-	616
Indefinite carryover	200,380	150,421	-
	$200,380	150,421	18,765

7. Share Capital

Authorized

Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004 (see note 1).

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	Amount
Shares Issued - Class A Shares Issued - Class B	94,468 11,134,649	$2,319 34,677
Closing Balance - October 31, 2006	11,229,117	$36,996

All the shares were issued on May 1, 2004 (see note 1).

8.	Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2006 consists of LPBP’s 99.99% interest in the income generated by Labs LP and reflects the assumption of a continuity of interest in Labs LP’s business. For comparative financial statement presentation only, it has also been assumed that all the equity earned up to May 1, 2004 would have been received as distributions from Labs LP and paid out as distributions to MDS as the primary beneficiary of these earnings prior to May 1, 2004.

The equity earnings reported on the Statements of Income comprises:

Equity in earnings for the period November 1, 2003 - April 30, 2004	$26,214
Equity in earnings for the period May 1, 2004 - October 31, 2004	$21,095
$47,309

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2006 and 2005 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2006, 2005 and 2004.

Prior to May 1, 2004, the business of Labs LP operated as a branch within a division of MDS Inc. and, as such, separate financial statements have not been historically required or prepared for the business of Labs LP.

The following summary financial information reflects the revenues and net income attributable to Labs LP for the fiscal years of MDS ended October 31, 2006 and 2005 and for MDS’s six-month fiscal period from May 1, 2004 to October 31, 2004. The financial information for the period prior to May 1, 2004 reflects an estimate of the revenues and net income attributable to Labs LP, calculated as if Labs LP existed during this period. The material assumptions made in the preparation of this financial information are as follows:

1.
Interest income/expense for MDS has not historically been recorded by individual divisions due to a centralized cash pooling arrangement of MDS. Accordingly, no such interest income/expense has been included.

2.
Income tax expense has not been provided for the business of Labs LP since the continuing structure is a partnership and therefore continuity of interests of such a structure would indicate that there would have been no taxes in the previous entity. Accordingly, no such income tax expense has been included.

3.
Management fees were charged by MDS to Labs LP for the period starting May 1, 2004 for support services provided by MDS to Labs LP. The support services provided by MDS include but are not limited to information technology services, financial services, real estate services, regulatory compliance services, human resources services and government relation services. For comparability to prior years, Labs LP has included a similar fee for the periods prior to May 1, 2004.

	Year ended October 31
	2006	2005	2004
Revenue	$226,606	$219,987	$211,456
Net income	$71,419	$49,462	$47,314

LPBP’s 99.99% share of net income for the three years ending October 31, 2006, 2005 and 2004 is $71,412, $49,457 and $47,309, respectively.

The financial position information has been summarized from the records of Labs LP as at October 31, 2006 and 2005, and presented in the following table:

	2006	2005
Cash	$9,805	$4,880
Accounts receivable	26,266	25,738
Inventories	2,426	2,453
Other current assets	392	3,294

Capital assets	9,746	11,200
Long-term investment	2,541	2,532
Goodwill	20,904	20,904
Other intangible assets	1,005	1,005

Total Assets	$73,085	$72,006

Total Liabilities	$13,253	$14,746

Total Partners’ Capital	$59,832	$57,260

9. Earnings per Share

The financial statements have been prepared on a continuity of interest basis with respect to Labs LP. LPBP’s capital structure at May 1, 2004 has assumed to be the capital structure for all preceding periods and therefore the weighted average number of shares for all periods is 11,229,117,000. The basic and diluted earnings per share for each of the years in the three-year period ended October 31, 2006 is approximately one half of one cent.

10. Related Party Transactions

The transactions with MDS Inc. and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	Year Ended October 31, 2006	Year Ended October 31, 2005
Transactions

General and administration	$56	$77
Interest expense	$-	$264

As at October 31	2006	2005
Balances
Accounts payable and accrued liabilities
MDS Inc. and affiliates	$21	$24

11. Subsequent Events

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets. With MDS’ new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business to Borealis Infrastructure Management Inc. and/or certain affiliated entities designated by it (the “Borealis Group”) in a transaction valued at $1.3 billion (the “MDS Sale”). MDS’ Canadian diagnostics business includes its general partnership interest in the business of Labs LP. To effect this transaction, the General Partner has proposed the sale by Labs LP of the business and assets associated with the Labs Business (the Partnership Sale”). As noted above, the Company is the sole limited partner of the Labs LP and is entitled to receive 99.99% of the net income of the Labs LP.

The MDS Sale is subject to a number of conditions, including receipt of necessary regulatory approvals and the consent of the Company to the Partnership Sale. A portion of the purchase price may be retained by the Borealis Group for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS under the agreements governing the sale (the “Holdback”). The amount of the Holdback, if any, that might be retained by the Borealis Group cannot be quantified at this time. The Holdback will not exceed 10.5% of the total sale price allocated to the Partnership Sale. The Partnership Sale is expected to yield gross proceeds of approximately $750 million and the Company is expected to realize net cash proceeds of $640 million after expenses of the transaction incurred by Labs LP and taxes incurred by the Company on the sale. The net gain after income taxes for accounting purposes will be approximately $580 million.

The Board of Directors of the Company called a special meeting of shareholders which was held on November 24, 2006 at which shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the appropriate resolutions.

12. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.